                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 7)*

                            Hawkins Chemical, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, Par Value $.05 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  420200 10 7
                            ----------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




SEC 1745 (2/92)                 Page 1 of 8 pages
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CUSIP NO.  420200 10 7                 13G                    PAGE 2 OF 8 PAGES

  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Hawkins Chemical, Inc. Employee Stock Ownership Plan and Trust
               (a)  41-0771293

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) / /
                                                              (b) / /
  3   SEC USE ONLY



  4   CITIZENSHIP OR PLACE OF ORGANIZATION

           Minnesota

                   5   SOLE VOTING POWER
    NUMBER OF
      SHARES                 0
   BENEFICIALLY
     OWNED BY      6   SHARED VOTING POWER
       EACH
    REPORTING          2,543,284 (b)
      PERSON
       WITH        7   SOLE DISPOSITIVE POWER

                             0

                   8   SHARED DISPOSITIVE POWER

                       2,543,284 (b)

  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,543,284 (b)

  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                       21.5%

  12  TYPE OF REPORTING PERSON*

                       EP



                    *SEE INSTRUCTION BEFORE FILLING OUT!

                              Page 2 of 8 pages

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                                     NOTES

     (a) The Trustees of the Hawkins Chemical, Inc. Employee Stock Ownership Plan and Trust are Messrs. Howard J. Hawkins, Dean L. Hahn, Donald L. Shipp, Howard M. Hawkins, and John R. Hawkins. These individuals, all of whom are directors and officers of the Issuer, also serve as Trustees of the Hawkins Chemical, Inc. Money Purchase Pension Plan and Trust, which held 79,049 shares as of December 31, 1997 (0.9% of the total outstanding shares). Apart from the plan holdings in these two plans and the individual interests of each trustee under such plans, as of December 31, 1997, these individuals had personal holdings of the Issuer's common stock as set forth below. Unless otherwise noted, all shares shown are held by individuals possessing sole voting and dispositive power with respect to such shares.

                                Number of               Percentage
          Name                   Shares                  of Class
          ----                  ---------               ----------
     Howard J. Hawkins           552,995(1)                 4.8%
     Dean L. Hahn                104,040(2)                 0.9%
     Donald L. Shipp             131,413(3)                 1.1%
     Howard M. Hawkins           165,283(4)                 1.4%
     John R. Hawkins              69,975(5)                 0.7%

---------------
(1) Mr. Hawkins has sole voting and dispositive power over all of these 552,995 shares, except for 191,665 shares owned by his wife as to which Mr. Hawkins may be deemed to share voting and dispositive power, but as to which he disclaims beneficial ownership, as well as 35,473 shares that Mr. Hawkins holds jointly with his wife as to which he shares voting and dispositive power.

(2) Mr. Hahn has sole voting and dispositive power over all of these 104,040 shares, except for 14,384 shares that Mr. Hahn holds jointly with his wife as to which he shares voting and dispositive power.

(3) Mr. Shipp has sole voting and dispositive power over all of these 131,413 shares, except 120,509 shares that Mr. Shipp holds jointly with his wife as to which he shares voting and dispositive power.

(4) Mr. Hawkins has sole voting and dispositive power over all of these 165,283 shares, except for 3,395 shares held by his wife as to which Mr. Hawkins may be deemed to share voting and dispositive power, but as to which he disclaims beneficial ownership; and 98,242 shares that Mr. Hawkins holds jointly with his wife as to which he shares voting and dispositive power.

(5) Mr. Hawkins has sole voting and dispositive power over all of these 69,975 shares, except 41,170 shares held by him as custodian for his minor children as to which he has full voting and dispositive power, but as to which he disclaims beneficial ownership; and 12,745 shares that Mr. Hawkins holds jointly with his wife as to which he shares voting and dispositive power.

     (b) The Hawkins Chemical, Inc. Employee Stock Ownership Plan and Trust (the "ESOP") currently holds 2,543,284 shares of the Issuer's common stock, representing 21.5% of the total outstanding shares. The ESOP allows participants to direct the voting of shares allocated to their accounts, but since the Trustees may vote shares with respect to which no directions are received, the Trustees may be deemed to share voting power as to all of these shares. In addition, the Trustees, as individual participants in the ESOP, have the power to direct the voting of the following number of shares allocated to their personal accounts as of December 31, 1997: Howard J. Hawkins, 144,080 shares; Dean L. Hahn, 199,699 shares; Donald L. Shipp, 173,470 shares; Howard M. Hawkins, 121,541 shares; John R. Hawkins, 114,997 shares. The Trustees also have dispositive power with respect to all 2,543,284 shares, provided that this power is limited by a requirement that the assets of the ESOP Trust must consist primarily of shares of the Issuer's stock. Each Trustee disclaims beneficial ownership of the shares attributed to him solely as a Trustee of the ESOP.

                                 SCHEDULE 13 G

ITEM 1.

     (a)  Name of Issuer

          Hawkins Chemical, Inc.

     (b)  Address of Issuer's Principal Executive Offices

          3100 East Hennepin Avenue
          Minneapolis, Minnesota 55413


ITEM 2.

     (a)  Name of Person Filing

          Hawkins Chemical, Inc. Employee Stock Ownership Plan and Trust

     (b)  Address of Principal Business Office or, if none,
          Residence

          c/o Hawkins Chemical, Inc.
          3100 East Hennepin Avenue
          Minneapolis, Minnesota 55413

     (c)  Citizenship

          Minnesota

     (d)  Title of Class of Securities

          Common Stock, Par Value $.05 per share

     (e)  CUSIP Number

          420200 10 7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

     (a)  ____      Broker or Dealer registered under Section 15 of the Act

     (b)  ____      Bank as defined in section 3(a)(6) of the Act

     (c)  ____      Insurance Company as defined in section 3(a)(19) of the Act

     (d)  ____      Investment Company registered under section 8 of the
                    Investment Company Act

     (e)  ____      Investment Adviser registered under section 203 of the
                    Investment Advisers Act of 1940

     (f)   X        Employee Benefit Plan, Pension Fund which is subject to the
          ----      provisions of the Employee Retirement Income Security Act of
                    1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

     (g)  ____      Parent Holding Company, in accordance with Rule
                    13d-1(b)(1)(ii)(G) (Note:  See Item 7)

     (h)  ____      Group, in accordance with Rule 13d-1(b)(1)(ii)(H)


ITEM 4.   OWNERSHIP

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a)  Amount Beneficially Owned

          2,543,284 (See Note b)

     (b)  Percent of Class

          21.5%

     (c)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote
                0

          (ii)  shared power to vote or to direct the vote
                2,543,284 (See Note b)

          (iii) sole power to dispose or to direct the disposition of
                0

          (iv) shared power to dispose or to direct the disposition of 2,543,284 (See Note b)


 ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not applicable


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Not applicable


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not applicable


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not applicable


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not Applicable


ITEM 10.  CERTIFICATION

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                  SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned Trustees of the Hawkins Chemical, Inc. Employee Stock Ownership Trust certify on behalf of the Trust that the information set forth in this statement is true, complete and correct.


                                       HAWKINS CHEMICAL, INC.
                                       EMPLOYEE STOCK OWNERSHIP TRUST


Dated:  January 16, 1998               By:     /s/ Howard J. Hawkins
                                          --------------------------------
                                            Howard J. Hawkins, Trustee


                                       By:     /s/ Dean L. Hahn
                                          --------------------------------
                                            Dean L. Hahn, Trustee


                                       By:     /s/ Donald L. Shipp
                                          --------------------------------
                                            Donald L. Shipp, Trustee


                                       By:     /s/ Howard M. Hawkins
                                          --------------------------------
                                            Howard M. Hawkins, Trustee


                                       By:     /s/ John R. Hawkins
                                          --------------------------------
                                            John R. Hawkins, Trustee